OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Infinity Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45665G 30 3
(CUSIP Number)
Anthony M. Roncalli
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45665G 30 3	SCHEDULE 13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS Beacon Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,000,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000[1]

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1. Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated January 8, 2009.

CUSIP No.	45665G 30 3	SCHEDULE 13D	Page	3	of	9

1	NAMES OF REPORTING PERSONS Rosebay Medical Company L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,000,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000[1]

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1. Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated January 8, 2009.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 4 of 9
This Amendment No. 1 to Schedule 13D (“Amendment”) is being filed by Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on December 1, 2008 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”) of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA 02139.
In accordance with Exchange Act Rule 13d-2, this Amendment amends and supplements only information that has materially changed since the December 1, 2008 filing of the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Securities Purchase Agreement (the “Agreement”), dated November 19, 2008, by and between the Issuer, Purdue Pharma L.P., an Associated Company (as defined in the Agreement) of the Reporting Persons (“Purdue”), and Purdue Pharmaceutical Products L.P., an Associated Company of the Reporting Persons (“PPPLP, and together with Purdue, the “Purchasers”), on January 7, 2009 the Issuer issued and sold and the Purchasers purchased an aggregate of 2,000,000 shares of Common Stock (the “Second Closing Shares”) and warrants to purchase up to an aggregate of 6,000,000 shares of Common Stock (the “Warrants”, together with the Second Closing Shares, the “Second Closing Securities”), at a purchase price of $15.00 per unit, for an aggregate purchase price of $30,000,000 (the “Second Closing”). Each of the Purchasers purchased an equal number of Second Closing Shares and Warrants at the Second Closing. Specifically, each Purchaser received Warrants exercisable for (i) 500,000 shares of Common Stock, exercisable commencing on the Second Closing and expiring on July 1, 2010, with an initial exercise price of $15.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $20.00 per share, (ii) 1,000,000 shares of Common Stock exercisable commencing on the Second Closing and expiring July 1, 2011, with an initial exercise price of $20.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $30.00 per share, and (iii) 1,500,000 shares of Common Stock, exercisable commencing on the Second Closing and expiring on July 2, 2012, with an initial exercise price of $30.00 per share, with such exercise price increasing over time depending on when such Warrants are exercised, up to a maximum exercise price of $40.00 per share. Each Purchaser paid for the Second Closing Securities with its working capital funds. Following the Second Closing, the Purchasers transferred the Second Closing Securities to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reached the Reporting Persons, the ultimate parents of the Purchasers.
The above transaction is described further in the Issuer’s Form 8-K filed on January 8, 2009, and the Agreement is filed as an exhibit in the Issuer’s Form 8-K filed on November 20, 2008 thereto in its entirety.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 5 of 9
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Second Closing Securities, in the manner described in Item 3 above, to obtain a long-term, passive equity investment in the Issuer. The Reporting Persons hold the Second Closing Securities in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer. At the present time, but subject to each Reporting Person’s continuing evaluation of the factors noted below, each Reporting Person intends to retain the Second Closing Securities. Each Reporting Person intends to review its investments on a regular basis and as a result thereof may, at any time or from time to time, dispose of some or all of the Second Closing Shares. Any such disposition would be made in compliance with all applicable laws and regulations. The Reporting Persons do not intend to acquire any additional shares of Common Stock or other securities of the Issuer other than as described below and in the Schedule 13D.
As previously disclosed in the Schedule 13D, the Agreement provides that the Purchasers may purchase up to 2,400,000 shares of Common Stock from time to time after the Second Closing in the sole discretion of the Purchasers in open market purchases and/or privately negotiated transactions without triggering the shareholder rights threshold under the Issuer’s Rights Agreement entered into with American Stock Transfer & Company, LLC, as rights agent, dated February 13, 2003, as amended by the First Amendment thereto, dated April 10, 2006, and further amended by the Second Amendment thereto, dated November 19, 2008 (the “Rights Agreement”). Now that the Second Closing has occurred, the Purchasers may now begin purchasing up to 2,400,000 shares of Common Stock from time to time in the sole discretion of the Purchasers in open market purchases and/or privately negotiated transactions. In the event the Purchasers make any open market purchases and/or privately negotiated transactions to purchase additional number of shares of Common Stock pursuant to this provision in the Agreement, the Purchasers may transfer such shares to the Reporting Persons, the ultimate parents of the Purchasers, via a series of distributions to each entity’s limited partner until it reaches the Reporting Persons, the ultimate parents of the Purchasers.
Whether the Reporting Persons purchase or dispose of any Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including: the availability of shares of Common Stock for purchase at particular price levels; the Issuer’s and the Reporting Persons’ business and prospects; other business investment opportunities available to the Reporting Persons; economic conditions; the terms of the Agreement (and related agreements) and Rights Agreement; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer; and other plans and requirements of the Reporting Persons. Depending upon the Reporting Persons’ assessments of these factors from time to time, the Reporting Persons may change its present intentions as stated above, including determining to acquire or dispose of some or all of the shares of Common Stock held by it.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 6 of 9
Except as provided above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.

Beacon	Percent of a Class

(a) Amount beneficially owned: 6,000,000	20.6%

(b) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 6,000,000	20.6%
(ii) Shared power to vote or direct the vote: -0-	—
(iii) Sole power to dispose or direct the disposition: 6,000,000	20.6%
(iv) Shared power to dispose or direct the disposition: -0-	—

Rosebay	Percent of a Class

(a) Amount beneficially owned: 6,000,000	20.6%

(b) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 6,000,000	20.6%
(ii) Shared power to vote or direct the vote: -0-	—
(iii) Sole power to dispose or direct the disposition: 6,000,000	20.6%
(iv) Shared power to dispose or direct the disposition: -0-	—
(c) See Items 3 and 4 above.
(d) Not applicable
(e) Not applicable

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 4 above.
Item 7. Material to be Filed as Exhibits.
The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Exchange Act.
Exhibit 1. Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 8 of 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009	BEACON COMPANY

	By:	Stanhope Gate Corp.,
its managing general partner

	By:	/s/ Jonathan White Jonathan White
Director

ROSEBAY MEDICAL COMPANY L.P.

	By:	Rosebay Medical Company, Inc.,
its general partner

	By:	/s/ Stephen A. Ives Stephen A. Ives
Vice President

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 9 of 9
EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement Pursuant to Rule 13d-1(k).